Mail Stop 3561

      September 29, 2005


Michael M. Ratner
Rizzo, Inc.
14812 Calvert Street
Van Nuys, California  91411

Re:	Defense Industries International, Inc.
      Registration Statement on Form SB-2
      Filed August 31, 2005
      File No. 333-128011
      Form 10-KSB for Fiscal Year Ended December 31, 2004
		Forms 10-QSB for Fiscal Quarters Ended March 31, 2005
		and June 30, 2005
		File No. 0-30105

Dear Mr. Ratner:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Registration Statement on Form SB-2

Inside Front Cover
1. Please remove the second paragraph on page 3. The defined entities should be clear from their context.

Notice Regarding Forward-Looking Statements, page 3
2. Please remove this section from the forepart of the document. The forepart should consist only of the prospectus cover page, inside front cover, summary, and risk factors.
3. Also, please be aware that the statutory safe harbor provision for forward-looking statements does not apply to forward-looking statements made with respect to the business or operations of a penny stock issuer. See Section 27A(b)(1)(C) of the Securities Act of 1933. As it appears you are a penny stock issuer, please revise to eliminate any reference to the Private Securities Litigation Reform
Act of 1995.

Risk Factors, page 6
4. Please revise to avoid presenting risk factors that are generic or contain boilerplate language that could apply to any issuer or any offering. We believe a discussion of risk in generic terms does not tell your readers how the risk may affect their investment in you. As examples, please consider the following risk factors:

* "We may be unable to compete or integrate acquisitions effectively, if at all, and as a result may incur unanticipated costs or liabilities or operational difficulties."

* "Our resources may be insufficient to manage the demands imposed by any future growth."

* "We do not intend to pay dividends."

Use of Proceeds, page 15
5. In this section, please disclose the amount of proceeds you will receive if all the warrants you issued to the selling stockholders are exercised.

Market for Common Equity and Related Stockholder Matters, page 15
6. Because you provide over-the-counter market quotations as the source of your high and low bid information, please state that the quotations reflect inter-dealer prices without retail mark-up, mark-down, or commission and may not represent actual transactions.
See
Item 201(a)(1)(ii) of Regulation S-B.

Compensation Plans, page 16
7. Please consider removing this subsection. You are not required to provide this information in a registration statement filed under the
Securities Act, except where it is part of a document that is incorporated by reference into a prospectus. See Instruction 9 to
Item 201(d) of Regulation S-B.

Management`s Discussion and Analysis of Financial Condition and Results..., page 18
8. Please expand this section to discuss known material trends and uncertainties that will have, or are reasonably likely to have, a material impact on your revenues or income or result in your liquidity decreasing or increasing in any material way. Please provide additional information about the quality and variability of your earnings and cash flows so that investors can ascertain the likelihood of the extent past performance is indicative of future performance. Please discuss whether you expect levels to remain at this level or to increase or decrease. Also, you should consider discussing the impact of any changes on your earnings, economic or industry-wide factors relevant to your company, and material opportunities, challenges, and risks in the short and long term and the actions you are taking to address them. Further, please discuss in reasonable detail:

* the trend toward consolidation you reference earlier in your document;

* backlog orders, as mentioned on page 35 of your document, and the status of the orders for which you filed Forms 8-K, Item 8.01, in May and June of 2005;

* your financial condition and results of operations attributable to your various operating subsidiaries;

* your major clients; and

* the various countries from which you generate your greatest revenues.

See Item 303 of Regulation S-B and SEC Release No. 33-8350.

9. Please revise your discussion of revenue and gross margin for the six months ended June 30, 2005 to quantify the impact of the Owen Mills subsidiary. Also, please revise to state the date you acquired this unit for accounting purposes. If there was no increase in sales from operations that existed in both 2004 and 2005, please revise to state this fact, or explain the reason or reasons for any change.
10. Your explanation of sales and gross profit margin at December
31,
2004 explains why the exports sales increased over the prior year; however, you have not explained why the local market sales decreased.
Please revise to do so or tell us why no revision is appropriate.

Liquidity and Capital Resources, page 23
11. Your discussion of liquidity and capital resources for both the
six months ended June 30, 2005 and the year ended December 31,
2004
does not appear to contain any information that is not readily available from reading the statements of cash flows. Please revise these sections to clearly state which changes in assets and liabilities increased cash flows and which decreased them. Also, please expand the discussion to explain any material factors that caused the period to period changes in your assets and liabilities.
12. In explaining your calendar year 2004 net cash used in investing activities, you explain that you dedicated a part of the funds derived from your net income to the purchase of property and equipment and for increased inventory. It is not clear what you mean by "funds derived from net income," since you report cash flow from operations and this includes the impact of inventory purchases as an item of operating cash flow. Please revise to more clearly quantify and explain your purchases of property and equipment. If future operating results are an important factor in determining the levels of replacement or additions to property and equipment, you should explain your plans in greater detail. Please revise or advise.
13. In the third-to-last paragraph of this subsection, on page 24, you state that all cash, shares, and warrants involved in the private placement transaction remained in escrow and had not been distributed to the various parties yet. Please revise to discuss in greater detail when the proceeds will be available to you in the regular course. In addition, please discuss the escrow agreement provision that allows you to receive proceeds earlier than otherwise to purchase fixed assets.

Changes in and Disagreements With Accountants, page 26
14. It does not appear proper to state "none" in this section when you filed an Item 4 Form 8-K reporting a change in accountants within the past two fiscal years. Please consider revising to summarize the information about your change in accountants that was previously reported or tell us why no revision is necessary.

Security Ownership of Certain Beneficial Owners and Management..., page 42
15. It is unclear why you do not include Gov Financial Holdings
Ltd.
in your beneficial owners table on page 42, as it appears Gov Financial Holdings Ltd. is the beneficial owner of more than five percent of your common shares. See Item 403(a) of Regulation S-B. Please revise or advise.


Selling Stockholders, page 42
16. Please disclose whether any of your selling stockholders are broker-dealers. If so, please identify the stockholder as an underwriter.
17. For each selling stockholder that is an affiliate of a broker-dealer, please disclose the following, if true:

* the seller purchased the securities to be resold in the ordinary course of business; and

* at the time of the purchase, the seller had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

Alternatively, if not true, please disclose that the stockholder is an underwriter. We may have additional comments upon review of your response.

18. In the footnotes to your selling stockholder table, please disclose clearly the nature of the shares held by each selling
stockholder.   For example, how many shares are held underlying
warrants?

Plan of Distribution, page 44
19. Please tell us whether any of the selling stockholders have taken, or plan to take, a short position or other forms of hedges in the company`s common stock prior to this resale registration statement`s effectiveness. We note, for example, that the selling stockholders may engage in hedging transactions and short sales. Please note that creating short positions before the resale registration statement`s effectiveness is inappropriate under Section
5 of the Securities Act because the shares underlying the short sales are deemed to be sold at the time such sales are made.

Recent Sales of Unregistered Securities, page II-3
20. Please identify in the second paragraph the investors to whom you agreed to offer the securities and describe the facts relied upon to make the exemptions claimed available.

Exhibits, page II-4
21. Please indicate by footnote where you have filed Exhibits 10.1 and 10.2, the Form of Settlement and Release Agreement and the Translation of the Employment Agreement with Baruch Tosh. If these exhibits have not been filed yet, please file them with a subsequent amendment.
22. Please file the escrow agreement as an exhibit.
Exhibit 5, Opinion of McDonald Carano Wilson LLP
23. In the opinion`s third full paragraph, counsel appears to assume matters necessary to form the opinion, including the fact that the agreements and instruments are valid, binding, and enforceable obligations of the parties. Please have counsel revise the opinion or advise us on this matter.
24. Also, in the fourth full paragraph, counsel states that it has relied upon certain certificates that formed the basis of its June 15, 2005 opinion. This statement implies that the facts counsel used to craft this current opinion are valid only as of June 15, 2005. Please have counsel revise the opinion or advise us on this matter.
25. Further, in that fourth paragraph, the opinion states that counsel assumes the adequacy of consideration received by you for the issuance and sale of the shares of your common stock. Counsel must opine on the adequacy of this consideration and may not assume in this matter. Please have counsel revise the opinion or advise us on the matter.

Exhibit 23.1, Consent of Independent Registered Public Accounting
Firm
26. The consent filed as Exhibit 23.1 refers to the report incorporated by reference to the Form 10-KSB; however, the report is actually included in the Form SB-2 rather than being incorporated by reference. Please correct this reference in your next amendment.

Form 10-KSB for the Fiscal Year Ended December 31, 2004
27. Please revise this document to comply with the above comments, as applicable.
28. Please confirm to us that there were no changes to your internal control over financial reporting in the last fiscal quarter of your fiscal year 2004 that had materially affected, or are reasonably likely to materially affect, your internal control over financial reporting. See Item 308(c) of Regulation S-B. Also, in future filings, if there are no changes, then please affirmatively state that.

Forms 10-QSB for Fiscal Quarters Ended March 31, 2005 and June 30,
2005
29. Please revise these two documents to comply with the above comments, as applicable.
30.
Your Form 10-QSB for the Quarter Ended June 30, 2005 is filed incorrectly. The Form 10-QSB has the facing page only, and the contents that should be in the form itself are in Exhibit 99. Also, the quarterly financial statements are filed as Exhibit 31 rather than as an integral part of the document. Please refile a corrected
Form 10-QSB as an amendment in its entirety.
31. In the first paragraph of your Item 3, Controls and Procedures section, in both of these documents, you must disclose the conclusions of your principal executive and financial officers regarding the effectiveness of your disclosure controls and procedures using the same reasonable assurance standard that you used in the third paragraph of the section. Please revise.


*	*	*	*	*

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

*
the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Robert Burnett, Staff Accountant, at (202)
551-
3330 or Michael Moran, Accounting Branch Chief, at (202) 551-3841, if you have questions regarding comments on the financial statements and related matters. Please contact Anita Karu, Attorney-Advisor, at
(202) 551-3240, John Fieldsend, Attorney-Advisor, at (202) 551-
3343,
David Mittelman, Legal Branch Chief, at (202) 551-3214, or me at
(202) 551-3720 with any other questions.

      Sincerely,



      	H. Christopher Owings
      Assistant Director


cc:	Karmit Galili, Esq.
	Carter, Ledyard & Milburn
	Via Fax: (212) 732-3232
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Michael M. Ratner
Defense Industries International, Inc.
September 29, 2005
Page 1